UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ROYAL CARIBBEAN CRUISES LTD.
(Translation of registrant’s name into English)

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  X

ROYAL CARIBBEAN CRUISES LTD. INDEX TO QUARTERLY FINANCIAL REPORT

ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands, except per share data)

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Passenger ticket revenues	$1,021,148	$817,772	$2,655,795	$2,134,719
Onboard and other revenues	364,959	302,427	934,995	771,485

Total revenues	1,386,107	1,120,199	3,590,790	2,906,204

Operating expenses
Commissions, transportation and other	235,153	198,467	645,609	522,816
Onboard and other	108,745	87,780	243,922	200,513
Payroll and related	124,084	109,511	364,013	314,536
Food	70,223	61,816	201,814	177,073
Other operating	249,198	193,781	693,875	569,452

Total operating expenses	787,403	651,355	2,149,233	1,784,390

Marketing, selling and administrative
expenses	141,035	129,016	434,594	372,457
Depreciation and amortization expenses	99,288	90,667	293,528	268,051

Operating income	358,381	249,161	713,435	481,306

Other income (expense)
Interest income	2,744	1,269	5,526	3,183
Interest expense, net of capitalized interest	(78,575)	(67,133)	(231,461)	(198,767)
Other income (expense)	(79)	8,570	12,976	14,991

	(75,910)	(57,294)	(212,959)	(180,593)

Net income	$282,471	$191,867	$500,476	$300,713

EARNINGS PER SHARE:
Basic	$1.42	$0.99	$2.52	$1.55

Diluted	$1.33	$0.97	$2.38	$1.53

WEIGHTED-AVERAGE SHARES OUTSTANDING:
Basic	199,107	194,402	198,442	193,535

Diluted	216,862	198,663	216,513	196,489

The accompanying notes are an integral part of these financial statements. 1

ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)

	As of

	September 30, 2004	December 31, 2003

	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$740,874	$ 330,086
Trade and other receivables, net	86,701	89,489
Inventories	60,069	53,277
Prepaid expenses and other assets	95,669	101,698

Total current assets	983,313	574,550
Property and equipment — at cost less accumulated depreciation and
amortization	10,176,534	9,943,495
Goodwill — less accumulated amortization of $138,606	278,561	278,561
Other assets	563,361	526,136

	$12,001,769	$11,322,742

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	$955,309	$ 315,232
Accounts payable	175,092	187,756
Accrued expenses and other liabilities	324,742	271,944
Customer deposits	842,524	729,595

Total current liabilities	2,297,667	1,504,527
Long-term debt	4,888,114	5,520,572
Other long-term liabilities	37,339	34,746
Commitments and contingencies (Note 6)
Shareholders' equity
Common stock ($.01 par value; 500,000,000 shares authorized;
199,265,956 and 196,106,658 shares issued)	1,993	1,961
Paid-in capital	2,166,487	2,100,612
Retained earnings	2,585,195	2,162,195
Accumulated other comprehensive income	33,111	5,846
Treasury stock (586,470 and 556,212 common shares at cost)	(8,137)	(7,717)

Total shareholders' equity	4,778,649	4,262,897

	$12,001,769	$11,322,742

The accompanying notes are an integral part of these financial statements. 2 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)

	Nine Months Ended September 30,

	2004	2003

OPERATING ACTIVITIES
Net income	$500,476	$300,713
Adjustments:
Depreciation and amortization	293,528	268,051
Accretion of original issue discount on debt	39,235	36,390
Changes in operating assets and liabilities:
Increase in trade and other receivables, net	(5,058)	(9,105)
Increase in inventories	(6,622)	(9,968)
(Increase) decrease in prepaid expenses and other assets	(23,052)	2,653
(Decrease) increase in accounts payable	(13,868)	6,452
Increase (decrease) in accrued expenses and other liabilities	57,559	(10,937)
Increase in customer deposits	112,715	111,250
Other, net	5,871	(3,718)

Net cash provided by operating activities	960,784	691,781

INVESTING ACTIVITIES
Purchases of property and equipment	(513,626)	(535,381)
Other, net	(9,047)	(37,563)

Net cash used in investing activities	(522,673)	(572,944)

FINANCING ACTIVITIES
Repayments of long-term debt, net	(242,721)	(194,583)
Net proceeds from issuance of debt	225,000	244,910
Dividends	(80,205)	(50,211)
Proceeds from exercise of common stock options	60,742	32,789
Other, net	9,861	(14,286)

Net cash (used in) provided by financing activities	(27,323)	18,619

Net increase in cash and cash equivalents	410,788	137,456
Cash and cash equivalents at beginning of period	330,086	242,584

Cash and cash equivalents at end of period	$740,874	$380,040

SUPPLEMENTAL DISCLOSURE
Cash paid during the period for:
Interest, net of amount capitalized	$194,465	$168,761

The accompanying notes are an integral part of these financial statements. 3

ROYAL CARIBBEAN CRUISES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

        As used in this document, the terms “Royal Caribbean,” “company,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd., the term “Celebrity” refers to Celebrity Cruise Lines Inc. and the terms “Royal Caribbean International” and “Celebrity Cruises” refer to our two cruise brands. In accordance with cruise industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Note 1 — Basis for Preparation of Consolidated Financial Statements

        We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

        The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2003.

        Commencing with our annual report on Form 20-F for the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. All prior periods were reclassified to conform to the current year presentation.

Note 2 — Summary of Significant Accounting Policies

Accounting Pronouncements

        On September 30, 2004, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a final consensus on EITF 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share”, which requires all shares contingently issuable under our convertible debt instruments to be included in our calculation of diluted earnings per share. Currently, we include the shares contingently issuable under our convertible debt instruments in our calculation of diluted earnings per share if the share price of our common stock exceeds the conversion trigger prices specified in the debt instruments. EITF 04-8 will become effective during the fourth quarter of 2004 and will require prior period earnings per share amounts to be restated for comparative purposes. Upon our adoption, we will restate and reduce our third quarter and first nine months of 2004 diluted earnings per share by $0.07 each and our diluted earnings per share for our third quarter and first nine months of 2003 by $0.08 and $0.04, respectively.

Stock-Based Compensation

        We use the intrinsic value method to account for stock-based employee compensation. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to such compensation (in thousands, except per share data):

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Net income, as reported	$282,471	$191,867	$500,476	$300,713
Deduct: Total stock-based employee
compensation expense determined
under fair value method for all awards	(2,878)	(3,032)	(7,319)	(9,255)

Pro forma net income for basic earnings per share	$279,593	$188,835	$493,157	$291,458

Earnings per share:

Basic - as reported	$1.42	$0.99	$2.52	$1.55
Basic - pro forma	$1.40	$0.97	$2.49	$1.51
Diluted - as reported	$1.33	$0.97	$2.38	$1.53
Diluted - pro forma	$1.31	$0.95	$2.35	$1.49

Note 3 — Earnings Per Share

A reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share data):

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Net income	$282,471	$191,867	$500,476	$300,713
Interest on dilutive zero coupon convertible notes	5,033	—	14,763	—

Net income for diluted earnings per share	$287,504	$191,867	$515,239	$300,713

Weighted-average common shares outstanding	199,107	194,402	198,442	193,535
Dilutive effect of stock options	3,943	4,261	4,246	2,954
Dilutive effect of zero coupon convertible notes	13,812	—	13,825	—

Diluted weighted-average shares outstanding	216,862	198,663	216,513	196,489

Basic earnings per share	$1.42	$0.99	$2.52	$1.55

Diluted earnings per share	$1.33	$0.97	$2.38	$1.53

        Our diluted earnings per share computation for the third quarters and nine months ended September 30, 2004 and 2003 did not include 17.7 million shares of our common stock issuable upon conversion of our Liquid Yield Option™ Notes, due February 2021, as our common stock was not issuable under the contingent conversion provisions of this debt instrument. Options to purchase 1.5 million and 3.7 million shares for the third quarters of 2004 and 2003, respectively, and 1.7 million and 6.4 million shares for the first nine months of 2004 and 2003, respectively, were not included in the computation of diluted earnings per share because the effect of including them would have been antidilutive.

Note 4 — Long-Term Debt

        In May 2004, our three-year, $345.8 million unsecured variable rate term loan facility expired undrawn.

        In February 2004, the commitment amount under our unsecured revolving credit facility due 2008 increased to $1.0 billion from $780.0 million at December 31, 2003. The other terms of the facility were unchanged.

        In January 2004, we entered into an eight-year, $200.0 million unsecured term loan, at LIBOR plus 1.75%. In April 2004, the commitment amount was increased to $225.0 million. In May 2004, we drew $225.0 million on this loan.

Note 5 — Shareholders’ Equity

        We declared cash dividends on common shares of $0.13 per share during each of the first three quarters in 2004 and 2003.

Note 6 — Commitments and Contingencies

        Capital Expenditures. As of September 30, 2004, we had two Ultra-Voyager class ships on order for additional capacity of approximately 7,200 berths. The aggregate cost of the ships is approximately $1.6 billion, of which we have deposited $67.1 million as of September 30, 2004. Approximately 30% of the aggregate cost of the ships is exposed to fluctuations in the euro exchange rate. We anticipate that overall capital expenditures will be approximately $0.7 billion, $0.4 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

    Litigation.  We are routinely involved in claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such claims, net of expected insurance recoveries, will not have a material adverse effect upon our financial condition, results of operations or liquidity.

        Operating Leases. As of September 30, 2004, our future minimum lease payments under noncancelable operating leases primarily for a ship, land, office and warehouse facilities, computer equipment and motor vehicles were as follows (in thousands):

Year

2004	$ 12,601
2005	48,392
2006	46,515
2007	45,285
2008	44,920
Thereafter[1]	450,087

$647,800

        [1] Includes a termination payment of approximately £126 million, or approximately $228 million based on the exchange rate at September 30, 2004, that we may be required to make under the Brilliance of the Seas lease agreement, if the lease is canceled in 2012.

    Other.  Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

        Under the Brilliance of the Seas operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

        If A.Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations.

   Note 7 — Comprehensive Income

        Comprehensive income includes net income and changes in the fair value of derivative instruments that qualify as cash flow hedges. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are realized and recognized in earnings. Comprehensive income was as follows (in thousands):

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Net income	$282,471	$191,867	$500,476	$300,713
Changes related to cash flow derivative hedges	26,744	(895)	27,265	(7,319)

Total comprehensive income	$309,215	$190,972	$527,741	$293,394

8

ROYAL CARIBBEAN CRUISES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•	general economic and business conditions,
•	vacation industry competition, including cruise industry competition,
•	changes in vacation industry capacity, including cruise capacity,
•	the impact of tax laws and regulations affecting our business or our principal shareholders,
•	the impact of changes in other laws and regulations affecting our business,
•	the impact of pending or threatened litigation,
•	the delivery of scheduled new ships,
•	emergency ship repairs,
•	incidents involving cruise ships,
•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,
•	changes in our stock price, interest rates, oil prices, or foreign currency exchange rates, and
•	weather.

        The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        This report should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2003.

Critical Accounting Policies

        On April 14, 2004, the Financial Accounting Standards Board (“FASB”) decided not to approve the proposed Statement of Position (“SOP”), “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment;” instead, the issues addressed by the SOP will be included in the short-term international convergence project in 2005. We will continue to monitor progress on this project to determine the impact, if any, on our results of operations or financial position.

Terminology

        Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

        Gross Cruise Costs represent the sum of total operating expenses plus marketing, selling and administrative expenses.

        Gross Yields represent total revenues per Available Passenger Cruise Day.

        Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses (each of which is described below under the Results of Operations heading). In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

        Net Yields represent Gross Yields less commissions, transportation and other expenses and onboard and other expenses (each of which is described below under the Results of Operations heading) per Available Passenger Cruise Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

        Occupancy Percentage, in accordance with cruise industry practice, is calculated by dividing Passenger Cruise Days by Available Passenger Cruise Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

        Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days of their respective cruises.

Results of Operations

        Commencing with our annual report on Form 20-F for the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. In connection with this change, we have included port costs that vary with passenger head counts in the expense category attributable to passenger ticket revenues, which resulted in a change to Net Yields. All prior periods were reclassified to conform to the current year presentation.

        Our revenues consist of the following:

        Passenger ticket revenues consist of revenue recognized from the sale of passenger tickets and the sale of air transportation to our ships.

        Onboard and other revenues consist primarily of revenues from the sale of goods and/or services onboard our ships, cancellation fees, sales of vacation protection insurance and pre and post tours. Also included are revenues we receive from independent third party concessionaires that pay us a percentage of their revenues in exchange for the right to provide selected activities onboard our ships.

        Our operating expenses consist of the following:

        Commissions, transportation and other expenses consist of those costs directly associated with passenger ticket revenues, including travel agent commissions, air and other transportation expenses, port costs that vary with passenger head counts and related credit card fees.

        Onboard and other expenses consist of the direct costs associated with onboard and other revenues. These costs include the cost of products sold onboard our ships, vacation protection insurance premiums, costs associated with pre and post tours and related credit card fees. Concession revenues have minimal costs associated with them, as the costs related to these activities are incurred by the concessionaires.

        Payroll and related expenses consist of costs for shipboard personnel, including officers, crew, hotel and administrative employees.

        Food expenses include food costs for both passengers and crew.

        Other operating expenses consist of operating costs such as fuel, repairs and maintenance, port costs that do not vary with passenger head counts, insurance, entertainment and all other operating costs.

        We do not allocate payroll and related costs, food costs or other operating costs to the expense categories attributable to passenger ticket revenues or onboard and other revenues since they are incurred to provide the total cruise vacation experience.

Summary The following table presents operating data as a percentage of total revenues:

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Passenger ticket revenues	73.7	73.0	74.0	73.5
Onboard and other revenues	26.3	27.0	26.0	26.5

Total revenues	100.0%	100.0%	100.0%	100.0%
Operating expenses
Commissions, transportation and other	17.0	17.7	18.0	18.0
Onboard and other	7.8	7.8	6.8	6.9
Payroll and related	8.9	9.8	10.2	10.8
Food	5.1	5.5	5.6	6.1
Other operating	18.0	17.3	19.3	19.6

Total operating expenses	56.8	58.1	59.9	61.4
Marketing, selling and administrative expenses	10.2	11.5	12.1	12.8
Depreciation and amortization expenses	7.1	8.1	8.2	9.2

Operating income	25.9	22.3	19.8	16.6
Other income (expense)	(5.5)	(5.1)	(5.9)	(6.2)

Net income	20.4%	17.2%	13.9%	10.4%

Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months. Unaudited selected statistical information is shown in the following table:

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Passengers Carried	904,110	821,170	2,588,835	2,220,783
Passenger Cruise Days	5,975,395	5,327,500	17,126,559	14,880,616
Available Passenger Cruise Days	5,483,030	4,947,414	16,084,892	14,337,710
Occupancy Percentage	109.0%	107.7%	106.5%	103.8%

Outlook

        Advanced booking volumes continue to be encouraging. Both pricing and load factors for the fourth quarter of 2004 are ahead of the same time last year. Accordingly, we forecast that Net Yields for the fourth quarter of 2004 will increase in the range of 4% to 5% compared to the same period last year. As a result, we expect Net Yields for the full year 2004 to increase approximately 9% from the prior year.

In addition, the following factors are expected to affect the fourth quarter of 2004:

•	Because Hurricane Jeanne impacted sailings ending in the fourth quarter, it will affect both revenue and expenses in the fourth quarter. We estimate that the net impact will be approximately $0.02 to $0.03 per share.

•	On September 30, 2004, the Emerging Issues Task Force (“EITF”) of the FASB reached a final consensus on EITF 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share”, which requires all shares contingently issuable under our convertible debt instruments to be included in our calculation of diluted earnings per share. (See Note 2 — Summary of Significant Accounting Policies.) Upon our adoption, we estimate that EITF 04-8 will reduce our 2004 full year earnings per share by approximately $0.02 to $0.03.

•	During the first nine months of 2004, we accrued taxes associated with new regulations, the implementation of which is now expected to be deferred until 2005. If deferred, the accrual will be reversed in the fourth quarter in an amount equal to approximately $0.04 per share. Starting in 2005, we will accrue this tax on an ongoing basis.

        We estimate that Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the fourth quarter of 2004 will increase approximately 3% compared to the same quarter in 2003. This increase is primarily due to an increase in selling, general and administrative expenses, crew payroll expenses and port expenses.

        Based upon these expectations, management is comfortable with the current consensus estimate for the fourth quarter of 2004.

        Looking forward to the 2005 booking environment, demand for products of Royal Caribbean International and Celebrity Cruises remains strong. Through a strategic pricing approach, we continue to generate early demand for products, resulting in load factors that are ahead of the same time last year. While we do not have enough visibility to provide specific yield guidance for 2005, demand remains stronger than at the same time last year and early indications point to a positive yield environment.

         Other items affecting 2005 include the following:

•	Fuel costs continue to be an important variable. Although the price “at-the-pump” for the types of fuel we use has risen during 2004, it has not risen as rapidly as the price of benchmark crude oil. As a result, if crude oil prices remain at their current level and if the relationship between crude oil prices and “at-the-pump” prices shifts towards previous levels, we would incur substantial additional costs.
•	The Enchantment of the Seas is scheduled to be stretched in the spring of 2005 with a new 73-foot midsection. In connection with this project, the ship will be out of service from May until early July. In addition to lost revenue associated with a decrease in Available Passenger Cruise Days, we estimate incremental operating expenses associated with this project will amount to approximately $10.0 million.
•	Preliminary guidance on depreciation and amortization expense and interest expense for 2005 is approximately $410 million to $420 million and $305 million to $315 million, respectively.

13

Revenues

        Passenger ticket revenues increased 24.9% in the third quarter of 2004 and 24.4% in the first nine months of 2004 compared to the same periods in 2003. The increases were primarily due to increases in cruise ticket prices and capacity. The increases in cruise ticket prices were attributable to continued improvement in consumer sentiment towards leisure travel and our products. Capacity increased 10.8% in the third quarter of 2004 and 12.2% in the first nine months of 2004 compared to the same periods in 2003. The increases in capacity were primarily associated with the additions of Serenade of the Seas and Mariner of the Seas in September and November of 2003, respecitvely, and Jewel of the Seas in April of 2004, partially offset by the cancellation of certain sailings primarily due to hurricanes. In addition, we had unscheduled drydocks for ships in 2004 and 2003, which resulted in the cancellation of sailings. Occupancy in the third quarter of 2004 was 109.0% compared to 107.7% for the same period in 2003 and 106.5% for the first nine months of 2004 compared to 103.8% for the same period in 2003.

        Onboard and other revenues increased 20.7% in the third quarter of 2004 and 21.2% in the first nine months of 2004 compared to the same periods in 2003. The increases were primarily attributable to the increases in capacity mentioned above and amounts spent per passenger. Included in onboard and other revenues were concession revenues of $52.2 million and $44.1 million in the third quarters of 2004 and 2003, respectively, and $147.9 million and $120.2 million for the first nine months of 2004 and 2003, respectively.

        Gross Yields increased 11.7% in the third quarter of 2004 and 10.1% in the first nine months of 2004 compared to the same periods in 2003. Net Yields increased 12.8% in the third quarter of 2004 and 10.3% in the first nine months of 2004. The increases were primarily due to higher cruise ticket prices and occupancy, as discussed above.

Expenses

        Operating expenses increased 20.9% in the third quarter of 2004 and 20.4% in the first nine months of 2004 compared to the same periods in 2003. The primary reasons for these increases are discussed below.

        Commissions, transportation and other expenses increased 18.5% in the third quarter of 2004 and 23.5% in the first nine months of 2004 compared to the same periods in 2003. The increases were primarily due to increased commission expenses attributable to higher cruise ticket prices and costs associated with increased capacity.

        Onboard and other expenses increased 23.9% in the third quarter of 2004 and 21.6% in the first nine months of 2004 compared to the same periods in 2003. The increases were primarily due to increases in onboard costs of sales associated with higher onboard revenues.

        Payroll and related expenses and food expenses increased 13.3% and 13.6%, respectively, in the third quarter of 2004 and 15.7% and 14.0%, respectively, in the first nine months of 2004 compared to the same periods in 2003, primarily due to increases in capacity and increases in crew expenses. Other operating expenses increased 28.6% in the third quarter of 2004 and 21.8% in the first nine months of 2004 compared to the same periods in 2003, primarily due to increases in capacity, fuel costs, port expenses and costs associated with the cancellation of certain sailings due to the hurricanes mentioned above. Included in the third quarter and the first nine months of 2003 was a reduction in other operating expenses of approximately $5.8 million recorded in connection with the resolution of a litigation settlement.

        Marketing, selling and administrative expenses increased 9.3% in the third quarter of 2004 and 16.7% in the first nine months of 2004 compared to the same periods in 2003. The increases were primarily attributable to increases in general and administrative costs associated with the expansion of our reservations and sales force and information technology projects as well as increases in marketing activities and advertising costs. In addition, the increase in the third quarter of 2004 was attributable to Celebrity Cruises’ new marketing campaigns. On a per Available Passenger Cruise Day basis, marketing, selling and administrative expenses decreased 1.4% in the third quarter of 2004 and increased 4.0% in the first nine months of 2004 compared to the same periods in 2003.

        Net Cruise Costs per Available Passenger Cruise Day increased 6.7% in the third quarter of 2004 and 5.4% in the first nine months of 2004 compared to the same periods in 2003. The increase for the third quarter of 2004 was primarily attributable to higher fuel costs, costs associated with hurricanes and an increase in port expenses, as discussed above. The increase for the first nine months of 2004 was primarily attributable to an increase in fuel costs, marketing, selling and administrative expenses, payroll and related expenses and port expenses, as discussed above. Included in the third quarter and the first nine months of 2003 was a reduction in other operating expenses of approximately $5.8 million recorded in connection with the resolution of a litigation settlement.

        Depreciation and amortization expenses increased 9.5% in the third quarter and first nine months of 2004 compared to the same periods in 2003. The increases were primarily due to incremental depreciation associated with the addition of two new ships in 2003 and one new ship in 2004.

Other Income (Expense)

        Gross interest expense increased to $79.8 million in the third quarter of 2004 from $71.0 million for the same period in 2003 and increased to $236.1 million in the first nine months of 2004 from $210.7 million for the same period in 2003. The increases were primarily attributable to a higher average debt level. Capitalized interest decreased to $1.3 million in the third quarter of 2004 from $3.9 million for the same period in 2003 and decreased to $4.7 million in the first nine months of 2004 from $11.9 million for the same period in 2003 due to a lower average level of investment in ships under construction.

        Included in other income and expense for the third quarter and the first nine months of 2004 was a tax provision of $8.7 million and $8.6 million, respectively, for U.S. income taxes on certain income derived from activities which are not considered incidental to the international operation of ships under regulations of the Internal Revenue Code Section 883, which became effective in 2004.

Liquidity and Capital Resources

Sources and Uses of Cash

        Net cash provided by operating activities was $960.8 million for the first nine months of 2004 compared to $691.8 million for the same period in 2003. The increase was primarily due to an increase in net income.

        Our capital expenditures were $513.6 million for the first nine months of 2004 compared to $535.4 million for the same period in 2003. Capital expenditures for the first nine months of 2004 were primarily related to the delivery of Jewel of the Seas. Capital expenditures for the first nine months of 2003 were primarily related to delivery of Serenade of the Seas and ships under construction.

        During the first nine months of 2004, we received $60.7 million in connection with the exercise of common stock options and we paid quarterly cash dividends on our common stock of $80.2 million. In May 2004, we drew $225.0 million on our unsecured variable rate term loan. (See Note 4 — Long-Term Debt). These funds will be used for general corporate purposes, including capital expenditures. In July 2004, we repaid our $125.0 million senior notes.

        Capitalized interest decreased to $4.7 million in the first nine months of 2004 from $11.9 million for the same period in 2003 due to a lower average level of investment in ships under construction.

Future Capital Commitments

        We have two Ultra-Voyager class ships on order for additional capacity of approximately 7,200 berths with scheduled deliveries in the second quarter of 2006 and the second quarter of 2007. The aggregate cost of the ships is approximately $1.6 billion, of which we have deposited $67.1 million as of September 30, 2004. Approximately 30% of the aggregate cost of the ships is exposed to fluctuations in the euro exchange rate.

        We anticipate overall capital expenditures will be approximately $0.7 billion, $0.4 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

Other

        As of September 30, 2004, we had $5.8 billion of long-term debt of which $1.0 billion is due during the twelve-month period ending September 30, 2005.

        We are obligated under noncancelable operating leases primarily for a ship, land, office and warehouse facilities, computer equipment and motor vehicles. As of September 30, 2004, our future minimum lease payments under noncancelable operating leases aggregated to $647.8 million due through 2028. (See Note 6 — Commitments and Contingencies.)

        Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

        Under the Brilliance of the Seas operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

        As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

        As of September 30, 2004, our liquidity was $1.7 billion consisting of approximately $0.7 billion in cash and cash equivalents and $1.0 billion available under our unsecured revolving credit facility. (See Note 4 — Long-Term Debt.) Capital expenditures, scheduled debt payments and potential obligations under our Liquid Yield OptionTM Notes, due February 2021, will be funded through a combination of cash flows from operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

        Our financing agreements contain covenants that require us, among other things, to maintain minimum net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We were in compliance with all covenants as of September 30, 2004.

        If A.Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations.

        We believe our existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next twelve-month period.

Controls and Procedures

        We carried out under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that those controls and procedures were effective.

        We have designed our disclosure controls and procedures to provide a reasonable level of assurance of reaching our desired control objectives. We believe our disclosure controls and procedures are effective in reaching that level of assurance. However, in designing and evaluating the disclosure controls and procedures, we recognize that controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that our controls will succeed in achieving their stated goals under all possible conditions.

INCORPORATION BY REFERENCE

        This report on Form 6-K, other than the attachments furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States code, is hereby incorporated by reference in registrant’s Registration Statement on Form F-3 (File No. 333-115090) filed with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) /S/ LUIS E. LEON —————————————— Luis E. Leon Executive Vice President and Chief Financial Officer

Date: October 21, 2004

CERTIFICATIONS

I, Richard D. Fain, certify that:

1.	I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	[Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986.]

c)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: October 21, 2004

/s/RICHARD D. FAIN
Richard D. Fain
Chairman and Chief Executive Officer

CERTIFICATIONS

I, Luis E. Leon, certify that:

1.	I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	[Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986.]

c)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: October 21, 2004

/s/LUIS E. LEON
Luis E. Leon
Executive Vice President and Chief Financial Officer
21

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ladies and Gentlemen:

        The certification set forth below is being furnished voluntarily, pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

        Richard D. Fain, the Chairman and Chief Executive Officer and Luis E. Leon, Executive Vice President and Chief Financial Officer, of Royal Caribbean Cruises Ltd. (the “Company”) each certifies to his knowledge as follows with respect to the Company’s Quarterly Financial Report for the Third Quarter of 2004 to which this letter is attached (the “Report”):

1.	the Report fully complies with the applicable reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2.	the information contained in the Report fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ RICHARD D. FAIN
Richard D. Fain
Chairman and Chief Executive Officer

/s/ LUIS E. LEON
Luis E. Leon
Executive Vice President and Chief Financial Officer
22